SEC File No. 70-____

                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                    FORM U-1

                                   DECLARATION

                                      UNDER

             THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 ("Act")

                                GPU, INC. ("GPU")
                           GPU SERVICE, INC. ("GPUS")
                               300 Madison Avenue
                          Morristown, New Jersey 07962

                        GPU NUCLEAR CORPORATION ("GPUN")
                               One Upper Pond Road
                          Parsippany, New Jersey 07054

                         GPU GENERATION, INC. ("GENCO")
                                1001 Broad Street
                          Johnstown, Pennsylvania 15907

                 JERSEY CENTRAL POWER & LIGHT COMPANY ("JCP&L")
                     METROPOLITAN EDISON COMPANY ("MET-ED")
                    PENNSYLVANIA ELECTRIC COMPANY ("PENELEC")
                              2800 Pottsville Pike
                           Reading, Pennsylvania 19605
                  ---------------------------------------------
                  (Names of companies filing this statement and
                    addresses of principal executive offices)

                                    GPU, INC.
          -------------------------------------------------------------
         (Name of top registered holding company parent of applicants)

Scott L. Guibord                                Douglas E. Davidson, Esq.
Secretary                                       Berlack, Israels & Liberman LLP
Jersey Central Power & Light Company            120 West 45th Street
Metropolitan Edison Company                     New York, New York  10036
Pennsylvania Electric Company
2800 Pottsville Pike
Reading, Pennsylvania 19605

M.A. Nalewako, Secretary
Michael J. Connolly, Esq., Assistant
  General Counsel
GPU Service, Inc.
300 Madison Avenue
Morristown, New Jersey  07962

                   (Names and addresses of agents for service)

Item 1. Description of Proposed Transactions.
        -------------------------------------

        A. By Order dated March 24, 1997 (HCAR No. 35-26690), GPU was authorized to enter into letter of credit reimbursement agreements ("Reimbursement Agreements") in an aggregate amount of up to $40 million with respect to letters of credit ("L/Cs") furnished on behalf of JCP&L, GPUN, GPUS and Genco to insurers providing workers compensation coverage. The L/Cs provide security for the obligations of such companies to pay the applicable deductible and certain expenses. GPU is reimbursed by each such company for its pro rata share of the L/C fees based on loss exposure. The Commission reserved jurisdiction pending completion of the record over GPU's request to enter into Reimbursement Agreements for L/Cs furnished by Met-Ed and Penelec.

        B. By Order dated April 14, 1993 (HCAR No. 35-25793), Met-Ed and Penelec were each authorized to enter into Reimbursement Agreements from time to time through December 31, 1998 in an aggregate amount of up to $20 million with respect to L/Cs furnished by them to insurance companies.

        C. The following letters of credit are currently outstanding under the 1997 and 1993 Orders:

        Applicant            Face Amount                  Expiration
        ---------            -----------                  ----------

        Penelec              $2,725,000                   December 31, 1998
        Met-Ed               $  706,000                   December 31, 1998
        GPU (NJ employees)   $9,680,000                   December 31, 1998
        GPU (PA employees)   $4,842,000                   December 31, 1998

        D. As stated above, pursuant to the 1997 Order, GPU is authorized to obtain the L/Cs on behalf of all of the Applicants other than Met-Ed and Penelec (for which jurisdiction was reserved), and, pursuant to the 1993 Order, Met-Ed and Penelec were each authorized to obtain their own L/Cs. Applicants now believe that it would be more efficient and less burdensome to obtain two L/Cs on behalf of all of the Applicants; namely, one for all Pennsylvania employees and one for all New Jersey employees. To accomplish this, the Applicants propose that GPUS obtain the L/Cs on behalf of itself and JCP&L, Met-Ed, Penelec, Genco and GPUN and enter into the related Reimbursement Agreements. In addition, to support GPUS' reimbursement obligations and enable the L/Cs to be issued with favorable terms and rates, GPU proposes to co-sign the Reimbursement Agreements or enter into guarantees of same.

        E. The L/Cs would be issued from time to time through December 31, 2006 with a maximum face amount with respect to all Pennsylvania employees of $20 million, and a maximum face amount with respect to all New Jersey employees of $20 million. Drawings under the L/Cs would bear interest at not more than the issuing bank's prime rate as in effect from time to time. The term of each L/C would not exceed three years.

        F. GPUS  would  allocate  the fees for each L/C  based on loss  exposure
(determined generally by payroll) in the applicable state. GPUS would seek reimbursement for a draw on an L/C from the Applicant which failed to pay the applicable deductible which resulted in such draw. Upon receipt of the authorization herein requested, GPU, Met-Ed and Penelec would relinquish their authority to enter into L/C Reimbursement Agreements pursuant to the 1997 and 1993 Orders, provided that such relinquishment would not affect any currently outstanding L/C's delivered under such orders.

        G.     Rule 54 Analysis.
               -----------------

        (a) As described below, GPU meets all of the conditions of Rule 53, except for Rule 53(a)(1). By Order dated November 5, 1997 (HCAR No. 35-26773)
(the "November 5 Order"), the Commission authorized GPU to increase to 100% of its "average consolidated retained earnings," as defined in Rule 53, the aggregate amount which it may invest in exempt wholesale generators ("EWGs") and foreign utility companies ("FUCOs"). At March 31, 1998, GPU's average consolidated retained earnings was approximately $2,187 million, and aggregate investment in EWGs and FUCOs was approximately $1,283 million or 59% of average consolidated retained earnings. Accordingly, under the November 5 Order, GPU may invest up to an additional $904 million in EWGs and FUCOs. (i) GPU maintains books and records to identify investments in, and earnings from, each EWG and FUCO in which it directly or indirectly holds an interest.

                  (A) For each United States EWG in which GPU directly or indirectly holds an interest:

                        (1)    the books and  records  for such EWG will be kept
                               in  conformity   with  United  States   generally
                               accepted accounting principles ("GAAP");

                        (2) the financial statements will be prepared in accordance with GAAP; and

                        (3) GPU directly or through its subsidiaries undertakes to provide the Commission access to such books and records and financial statements as the Commission may request.

                  (B) For each FUCO or foreign EWG which is a majority-owned subsidiary of GPU:

                        (1) the books and records for such subsidiary will be kept in accordance with GAAP;

                        (2) the financial statements for such subsidiary will be prepared in accordance with GAAP; and

                        (3) GPU directly or through its subsidiaries undertakes to provide the Commission access to such books and records and financial statements, or copies thereof in English, as the Commission may request.

                  (C) For each FUCO or foreign EWG in which GPU owns 50% or less of the voting securities, GPU directly or through its subsidiaries will proceed in good faith, to the extent reasonable under the circumstances, to cause

                        (1) such entity to maintain books and records in accordance with GAAP;

                        (2) the financial statements of such entity to be prepared in accordance with GAAP; and

                        (3) access by the Commission to such books and records and financial statements (or copies thereof) in English as the Commission may request and, in any event, will provide the Commission on request copies of such materials as are made available to GPU and its subsidiaries. If and to the extent that such entity's books, records or financial statements are not maintained in accordance with GAAP, GPU will, upon request of the Commission, describe and quantify each material variation therefrom as and to the extent required by subparagraphs (a) (2)

                               (iii) (A) and (a) (2) (iii) (B) of Rule 53.

               (ii) No more than 2% of GPU's domestic public utility subsidiary employees will render any services, directly or indirectly, to any EWG or FUCO in which GPU directly or indirectly holds an interest.

               (iii) Copies of this Declaration on Form U-1 are being provided to the New Jersey Board of Public Utilities and the Pennsylvania Public Utility Commission, the only federal, state or local regulatory agencies having jurisdiction over the retail rates of GPU's electric utility subsidiaries.(1) In addition, GPU will submit to each such commission copies of any Rule 24 certificates required hereunder, as well as a copy of Item 9 of GPU's Form U5S and Exhibits H and I thereof (commencing with the Form U5S to be filed for the calendar year in which the authorization herein requested is granted).

               (iv) None of the provisions of paragraph (b) of Rule 53 render paragraph (a) of that Rule unavailable for the proposed transactions.

---------------------

(1) Penelec is also subject to retail rate regulation by the New York Public Service Commission with respect to retail service to approximately 11,300 customers in Waverly, New York served by Waverly Electric Power & Light Company, a Penelec subsidiary. Waverly Electric's revenues are immaterial, accounting for less than 1% of Penelec's total operating revenues.

                      (A) Neither GPU nor any subsidiary of GPU having a book value exceeding 10% of GPU's consolidated retained earnings is the subject of any ending bankruptcy or similar proceeding.

                      (B) GPU's average consoldiated retained earnings for the four most recent quarterly periods (approximately $2,187 million) represented an increase of approximately $16.3 million (or approximately 0.8%) in the average consolidated retained earnings for the previous four quarterly periods (approximately $2,171 million).

                       (C) GPU did not incur operating losses from direct or indirect investments in EWGs and FUCOs in 1997 in excess of 5% of GPU's December 31, 1997 consolidated retained earnings.

        As described above, GPU meets all the conditions of Rule 53(a), except for clause (1). With respect to clause (1), the Commission determined in the November 5 Order that GPU's financing of investments in EWGs and FUCOs in an amount greater than 50% of GPU's average consolidated retained earnings as otherwise permitted by Rule 53(a)(1) would not have either of the adverse effects set forth in Rule 53(c).

        Moreover, even if the effect of the capitalization and earnings of subsidiary EWGs and FUCOs were considered, there is no basis for the Commission to withhold or deny approval for the transactions proposed in this Declaration (the "Transactions"). The Transactions would not, by themselves, or even considered in conjunction with the effect of the capitalization and earnings of GPU's subsidiary EWGs and FUCOs, have a material adverse effect on the financial integrity of the GPU system, or an adverse impact on GPU's public utility subsidiaries, their customers, or the ability of State commissions to protect such public utility customers.

        The November 5 Order was predicated, in part, upon the assessment of GPU's overall financial condition which took into account, among other factors, GPU's consolidated capitalization ratio and the recent growth trend in GPU's retained earnings. As of June 30, 1997, the most recent quarterly period for which financial statement information was evaluated in the November 5 Order, GPU's consolidated capitalization consisted of 49.2% equity and 50.8% debt.

        GPU's March 31, 1998 consolidated capitalization consists of 45.7% equity and 54.3% debt. Thus, since the date of the November 5 Order, there has been no material adverse change in GPU's consolidated capitalization ratio, which remains within acceptable ranges and limits as evidenced by the credit ratings of GPU's electric utility subsidiaries. Moreover, on February 12, 1998, GPU sold an additional 7 million shares of common stock and applied approximately $229 million of the net proceeds to reduce outstanding indebtedness.(2)

        GPU's consolidated retained earnings grew on average approximately 4.5% per year from 1991 through 1997. Earnings attributable to GPU's investments in EWGs and FUCOs have contributed positively to consolidated earnings, excluding the impact of the windfall profits tax on the Midlands Electricity plc investment.(3)

        Accordingly, since the date of the November 5 Order, the capitalization and earnings attributable to GPU's investments in EWGs and FUCOs have not had any adverse impact on GPU's financial integrity.


-------------------

(2) The debt ratings of GPU's electric utility subsidiaries have not changed since the issuance of the November 5 Order. Moreover, on February 27, 1998, Standard & Poor's Corporation assigned an "A-" credit rating to the A$1,925 million senior bank debt of GPU PowerNet.

(3) As discussed in the November 5 Order, GPU incurred a loss for 1997 from its investment in EWGs and FUCOs as a result of the windfall profits tax imposed on Midlands Electricity, plc.

        Reference is made to Exhibit H filed herewith which sets forth GPU's consolidated capitalization and earnings at March 31, 1998 and after giving effect to the transactions proposed herein. As set forth in such exhibit, the proposed transactions will not have a material impact on GPU's capitalization or earnings.

ITEM 2. Fees, Commissions and Expenses.
        -------------------------------

        The  estimated  fees,   commissions  and  expenses  to  be  incurred  in
connection herewith will be filed by amendment.

ITEM 3. Applicable Statutory Provisions.
        --------------------------------

        Sections 6(a), 7 and 12 of the Act and Rules 45, 53 and 54 are applicable to the proposed transactions.

ITEM 4. Regulatory Approval.
        --------------------

        No state or federal commission (other than your Commission) has jurisdiction over the proposed transactions.

ITEM 5. Procedure.
        ----------

        It is requested that the Commission issue an order with respect to the transactions proposed herein at the earliest practicable date but, in any event, not later than September 30, 1998. It is further requested that (i) there not be a recommended decision by an Administrative Law Judge or other responsible officer of the Commission, (ii) the Office of Public Utility Regulation be permitted to assist in the preparation of the Commission's decision, and (iii) there be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.

ITEM 6. Exhibits and Financial Statements.
        ----------------------------------

               (a)    Exhibits:

                      A-1 Form of Letter of Credit - incorporated by reference to Exhibit A-1 (SEC File No. 70-8323).

                      A-2 Form of Reimbursement Agreement - incorporated by reference to Exhibit A-2 (SEC File No. 70-
                             8323).

                      B      Form  of   Endorsement   to   Insurance   Policy  -
                             incorporated by reference to Exhibit B (SEC File No. 70-8323).

                      C      Not applicable.

                      D      Not applicable.

                      E      Not applicable.

                      F-1 Opinion of Berlack, Israels & Liberman LLP -- to be filed by amendment.

                      F-2 Opinion of Michael J. Connolly, Esq. --to be filed by amendment.

                      H Pro Forma Capitalization -- to be filed by amendment.

               (b)    Financial Statements:

                      1 Financial statements of the Applicants have been omitted since the proposed transaction will not have a material effect thereon.

                      2      None

               Note: GPU Corporate and Consolidated actual and pro forma financial statements are omitted since they are not deemed to be material or relevant or necessary for a proper disposition of the proposed transactions.

                      3      None

                      4      None.

ITEM 7. Information as to Environmental Effects.
        ----------------------------------------

        The issuance of an order by your Commission with respect to the subject transactions is not a major federal action significantly affecting the quality of the human environment.

        No federal agency has prepared or is preparing an environmental impact statement with respect to the subject transactions.

                                    SIGNATURE

               PURSUANT TO THE REQUIREMENTS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, THE UNDERSIGNED COMPANIES HAVE DULY CAUSED THIS STATEMENT TO BE SIGNED ON THEIR BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.



                                    GPU, INC.
                                    JERSEY CENTRAL POWER & LIGHT COMPANY
                                    METROPOLITAN EDISON COMPANY
                                    PENNSYLVANIA ELECTRIC COMPANY
                                    GPU SERVICE, INC.
                                    GPU NUCLEAR, INC.
                                    GPU GENERATION, INC.



                                    By:  _________________________________
                                         T. G. Howson
                                         Vice President and Treasurer






Date: June 10, 1998